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                                               1934 Act Registration No. 1-13230

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of June 2003

                   CHINA EASTERN AIRLINES CORPORATION LIMITED
                 (Translation of registrant's name into English)

                               2550 Hong Qiao Road
                         Hong Qiao International Airport
                                 Shanghai 200335
                         The People's Republic of China
                                (8621) 6268-6268
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                  Form 20-F    X          Form 40-F
                            -------                 -------

     (Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101(b)(1):        )
                                                    --------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                     Yes                  No    X
                         -------             -------

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82          )
                                                ---------


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                                    EXHIBIT

Exhibit
Number                                                           Page
------                                                           ----
1.1        Announcement regarding the Resumption of Trading,       4
           dated June 25, 2003.


                                      -2-

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     CHINA EASTERN AIRLINES CORPORATION LIMITED
                                                    (Registrant)

Date: June 26, 2003                  By: /s/ YE YIGAN
                                        ----------------------------------------
                                        Name:  Ye Yigan
                                        Title: Chairman of Board of Directors